ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM
January 9, 2026

VIA EDGAR AND ELECTRONIC MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Donald Field
Ta Tanisha Meadows
Rufus Decker

	Re:	Bob’s Discount Furniture, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 8, 2025
CIK No. 002085187
Ladies and Gentlemen:
On behalf of our client, Bob’s Discount Furniture, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, the Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions to the above-referenced Amendment No. 2 to Draft Registration Statement confidentially submitted to the Commission on December 8, 2025. The Registration Statement has been revised to reflect responses to the comment letter addressed to the Company dated December 19, 2025 from the staff of the Commission (the “Staff”), as well as certain other updated information.
Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.
For reference purposes, the comment contained in the Staff’s letter dated December 19, 2025 is reproduced below in bold and the corresponding responses are shown below the comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.
Amendment No. 2 to Draft Registration Statement on Form S-1
General
1.Please refer to the “Bob’s by the numbers” gatefold graphic. Please revise to balance your net revenue disclosure with net income or loss information for the same period

Division of Corporation Finance
Securities and Exchange Commission
January 9, 2025

Response to Comment 1:
The Company supplementally advises the Staff that it has revised its disclosure on the “Bob’s by the numbers” gatefold graphic in the Registration Statement in response to the Staff’s comment to include the requested net income information.
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We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-8857 or my colleague, Craig Marcus, at (617) 951-7802. Thank you in advance for your assistance.

Very truly yours,

/s/ Rachel D. Phillips

Rachel D. Phillips of Ropes & Gray LLP
Enclosures
cc: William G. Barton, Bob’s Discount Furniture, Inc.
Carl Lukach, Bob’s Discount Furniture, Inc.
Ryan Schaffer, Bob’s Discount Furniture, Inc.
Craig E. Marcus, Ropes & Gray LLP
Marc D. Jaffe, Latham & Watkins LLP
Adam J. Geraldi, Latham & Watkins LLP
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